SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: July 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com

Gildan to Present at CIBC Conference; Updates EPS Guidance

Montréal, Tuesday, July 12, 2005 – Gildan Activewear Inc. (GIL;TSX and NYSE) announced that Glenn J. Chamandy, President and CEO, and Laurence G. Sellyn, Executive Vice President, Finance and CFO, will present an overview of the Company’s growth strategy at the CIBC World Markets Annual Consumer Growth Conference to be held in Boston on July 12 and 13. Gildan is scheduled to make its presentation on Wednesday, July 13, beginning at 10:35 a.m. EDT.

At the conference, the Company will indicate that it now expects diluted EPS for the third quarter of the fiscal year, ended July 3, 2005, to be at least 10% above its most recent guidance of approximately U.S. $0.50 per share. The Company will also indicate that it now expects diluted EPS of approximately U.S. $1.50 per share for the full 2005 fiscal year, before the special charge recorded in the second quarter for the closure of its Canadian yarn-spinning facilities, up from its prior guidance of U.S. $1.40 per share. The increase in projected EPS in the second half of the fiscal year is due to higher than anticipated selling prices, more favourable product-mix and lower manufacturing costs.

Gildan will release its results for its third fiscal quarter on Wednesday, August 3, 2005, before market open. The earnings release on August 3 will be followed by a conference call at 10:00 a.m. the same day. Details of this conference call will be announced shortly.

The audio portion of Gildan’s presentation at the conference will be simulcast online and can be accessed on the Company’s Web site, http://www.gildan.com, in the Investor Relations section under “Financial Information & Reports — Presentations and Webcast.” A replay of the webcast will be available about three hours after the conclusion of the live presentation on July 13 until August 15.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,000 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Pierre Poirier
Pierre Poirier
Director, Legal Services

Date: July 12, 2005